TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2013

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Notes
		Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$ 3,514,295	$ 1,350,000	$ 1,330,650	$ -	0.38	$ 14,057,182	Notes 3 and 4

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,665,887	3,300,000	3,300,000	3,300,000	0.94	3,665,887	Note 5

Note 1: Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. "0" for the Company.

b. Subsidiaries are numbered from "1".

Note 2: Relationships between the endorsement/guarantee provider and the guaranteed party:

a. Trading partner.

b. Majority owned subsidiary.

c. The Company and subsidiary owns over 50% ownership of the investee company.

d. A subsidiary jointly owned by the Company and the Company's directly-owned subsidiary.

e. Guaranteed by the Company according to the construction contract.

f. An investee company. The guarantees were provided based on the Company's proportionate share in the investee company.

Note 3: The limits on endorsement or guarantee amount provided to each guaranteed party is up to 1% of the total stockholders' equity of the latest financial statements of the Company.

Note 4: The total amount of endorsement or guarantee that the Company is allowed to provide shall not exceed 4% of the total stockholders' equity of the latest financial statements of the Company.

Note 5: The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.